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Manugistics
leveraged intelligence
9715 Key West Avenue
Rockville, MD 20850-3915
tel. (301) 255 5000
fax (301) 5370
www.manugistics.com

September 12, 2003

VIA EDGAR AND FACSIMILE (202-942-9533)

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Barbara Jacobs, Assistant Director

RE: Manugistics Group, Inc., Application for Withdrawal of Registration Statement on Form S-3 File No. 333-100627

Dear Ms. Jacobs:

     Pursuant to Rule 477 (a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and our letter to you of September 4, 2003 (File No. 0-22154), Manugistics Group, Inc. (the “Company”) hereby applies for an order granting the immediate withdrawal of the Company’s Registration Statement on Form S-3, File No. 333-100627 (the “Registration Statement”), related to the registration of 69,976 shares (the “Shares”) of the Company’s common stock, $.002 par value per share, for resale by (1) the stockholders of OneRelease.com, Inc., a Delaware corporation (“OneRelease”), and (2) OneRelease.com, LLC, a Delaware limited liability company and affiliate of OneRelease (“OneRelease LLC”).

     The Shares were originally issued, in reliance upon an exemption from registration afforded under Section 4(2) of the Securities Act of 1933, to OneRelease and OneRelease LLC in connection with post-acquisition performance conditions relating to our acquisition on May 17, 2001 of substantially all of the assets of OneRelease and OneRelease LLC. Thereafter, OneRelease transferred the Shares to its stockholders. The Registration Statement related to the resale of the Shares by the OneRelease stockholders and OneRelease LLC.

     The Company is applying for withdrawal of the Registration Statement because all of the shares covered by the Registration Statement are eligible for resale under Rule 144. At September 10, 2003, all but 10,796 of the Shares have been sold in reliance upon and in compliance with the requirements of Rule 144.

     Should you have any questions regarding the foregoing application for withdrawal, please contact Timothy T. Smith, General Counsel, at (301) 255-3460), or, in his absence, Susan E. Pendery, Deputy General Counsel, at (301) 255-5080.

Sincerely,

/s/Raghavan Rajaji

Raghavan Rajaji Executive Vice President and Chief Financial Officer

cc: Meredith Master, Esquire, Securities & Exchange Commission, Mail Stop 4-6
          Kathy Collins, CPA, Securities & Exchange Commission, Mail Stop 4-6
          Timothy T. Smith, General Counsel
          Susan E. Pendery, Deputy General Counsel
          Meredith Cross, Esquire, Wilmer Cutler & Pickering (facsimile)
Erika Robinson, Esquire, Wilmer Cutler & Pickering (facsimile)